Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2025 and 2024

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash	$326,920	$160,849
Trade and other receivables	7,248	229
Prepaid expenses	6,572	3,329
Value added taxes recoverable (note 11)	19,019	8,482
Inventory (note 10)	81,763	29,212
Derivative assets (note 15)	30,000	2,518
	471,522	204,619
Long term inventory (note 10)	—	6,924
Derivative assets (note 15)	—	869
Property, plant and equipment (note 13)	1,317,038	202,585
Exploration and evaluation properties (note 12)	181,948	181,993
Other non-current assets	3,031	1,359
TOTAL ASSETS	$1,973,539	$598,349

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 16)	$94,973	$22,594
Derivative liabilities (note 15)	136,873	—
Current portion of long term debt (note 17)	20,000	—
Deferred revenue (note 18)	134,978	—
Income taxes payable	55,460	28,971
	442,284	51,565
Derivative liabilities (note 15)	17,400	249
Long term debt (note 17)	369,219	—
Lease obligations (note 19)	7,309	1,346
Deferred revenue (note 18)	208,283	8,665
Site closure provisions (note 20)	99,962	9,761
Other long term liabilities	3,045	1,746
Deferred taxes (note 14)	252,554	17,572
TOTAL LIABILITIES	1,400,056	90,904

SHAREHOLDERS' EQUITY
Share capital (note 21)	537,419	494,833
Reserves	21,036	25,182
Accumulated other comprehensive loss	(3,838)	(3,783)
Retained earnings (deficit)	18,866	(8,787)
TOTAL SHAREHOLDERS’ EQUITY	573,483	507,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,973,539	$598,349

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited - thousands of United States dollars, except per-share amounts)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
REVENUE (note 3)	$274,973	$99,307	$679,390	$251,155

COST OF SALES
Operating costs (note 6(a))	(91,284)	(20,509)	(225,135)	(57,142)
Depletion and depreciation	(43,509)	(11,597)	(101,067)	(29,971)
Royalties (note 6(b))	(8,899)	(2,466)	(18,644)	(6,232)
	(143,692)	(34,572)	(344,846)	(93,345)

EARNINGS FROM MINING OPERATIONS	131,281	64,735	334,544	157,810

EXPLORATION AND EVALUATION (note 7)	(12,780)	(13,653)	(31,071)	(25,046)

GENERAL AND ADMINISTRATIVE EXPENSES (note 8)	(8,583)	(4,018)	(32,286)	(11,765)

OTHER
Interest income	2,068	1,916	5,774	9,036
Depreciation	(136)	(121)	(366)	(374)
Share based payments (note 23)	(1,082)	(712)	(5,981)	(2,966)
Interest and accretion expense (note 9)	(16,260)	(1,746)	(40,109)	(5,888)
Fair value (loss) on financial instruments (note 15)	(16,740)	—	(100,465)	—
Foreign exchange gain (loss)	(85)	2,298	(6,780)	5,300
Other gains (losses)	(356)	(22)	(385)	—
	(32,591)	1,613	(148,312)	5,108

INCOME BEFORE TAXES	77,327	48,677	122,875	126,107

Income taxes (note 30)	(28,054)	(27,533)	(95,222)	(63,213)

INCOME FOR THE PERIOD	$49,273	$21,144	$27,653	$62,894

Items that may in future be reclassified to profit or loss:
Foreign currency differences arising on translation	1	500	(55)	(1,381)
Loss arising on cash flow hedges	(1,800)	—	(1,800)	—
TOTAL COMPREHENSIVE INCOME	$47,474	$21,644	$25,798	$61,513

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 22)
Basic (millions)	328.6	320.3	325.3	317.8
Diluted (millions)	353.8	334.6	349.3	332.0

EARNINGS PER SHARE (note 22)
Basic	$0.15	$0.07	$0.09	$0.20
Diluted	$0.14	$0.06	$0.08	$0.19

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
OPERATING ACTIVITIES
Income for the period	$49,273	$21,144	$27,653	$62,894
Adjustments for items not affecting cash:
Depreciation and depletion	43,645	11,718	101,433	30,345
Share based payments expense (note 23)	1,082	712	5,981	2,966
Fair value loss on financial instruments (note 15)	16,740	—	100,465	—
Gold deliveries under the gold prepay (note 18)	(35,157)	—	(81,515)	—
Unrealized foreign exchange loss (gain)	(331)	(2,074)	4,401	(4,505)
Other	412	234	756	217
Adjustments for:
Advance received for gold sales (note 18)	13,495	—	397,897	—
Interest and accretion expense (note 9)	16,260	1,746	40,109	5,888
Income tax related items (note 25(b))	7,697	18,507	19,847	33,187
Interest income not related to operating activities	—	—	—	(4,136)
Cash provided by operating activities before changes in non-cash working capital	113,116	51,987	617,027	126,856
Changes in non-cash working capital (note 25(c))	10,232	712	8,208	2,962
Cash provided by operating activities	123,348	52,699	625,235	129,818

INVESTING ACTIVITIES
Cash paid upon acquisition of Musselwhite Mine Ltd (note 14)	4,374	—	(794,130)	—
Purchase of plant and equipment	(8,681)	(4,165)	(22,081)	(13,546)
Expenditures on mineral properties	(21,914)	(3,710)	(51,697)	(10,689)
Stripping costs deferred	(4,083)	—	(4,083)	—
Proceeds on disposal of property, plant and equipment	—	—	492	—
Acquisition of Contact Gold Corp., net of cash received	—	—	—	(2,666)
Value added taxes and interest received	—	—	—	8,368
Deposits and payments on long term assets	72	488	(514)	2,016
Cash used in investing activities	(30,232)	(7,387)	(872,013)	(16,517)

FINANCING ACTIVITIES
Proceeds from (repayments of) Credit Facility (note 17), net	—	(20,000)	218,814	(30,000)
Convertible notes issued (note 17)	—	—	200,000	—
Settlement of gold forward contracts (notes 15(a) and 18)	—	—	(23,587)	—
Proceeds from exercise of stock options and warrants	26,757	2,591	35,561	7,180
Interest paid	(6,660)	(1,476)	(16,344)	(5,148)
Lease payments	(901)	(186)	(1,526)	(669)
Cash provided by (used in) financing activities	19,196	(19,071)	412,918	(28,637)

Effects of exchange rate changes on cash	(840)	355	(69)	(398)

Net increase in cash	111,472	26,596	166,071	84,266
Cash, beginning of period	215,448	154,302	160,849	96,632
CASH, END OF PERIOD	$326,920	$180,898	$326,920	$180,898

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Hedge reserve	Warrants reserve	Equity component of convertible notes issued	Total	Accumulated Other Comprehensive Income (loss)	Retained earnings (deficit)	Total
Balance at January 1, 2024	315,074	$474,361	$10,620	$—	$13,767	$—	$24,387	$(439)	$(97,768)	$400,541
Shares issued pursuant to acquisition	2,221	8,937	—	—	—	—	—	—	—	8,937
Share issuance costs	—	(71)	—	—	—	—	—	—	—	(71)
Warrants exercised (note 21)	2,031	5,003	—	—	(539)	—	(539)	—	—	4,464
Options exercised (note 23)	1,406	3,701	(985)	—	—	—	(985)	—	—	2,716
RSUs issued upon vesting (note 23)	139	623	(623)	—	—	—	(623)	—	—	—
Share based payments (note 23)	—	—	2,633	—	—	—	2,633	—	—	2,633
Income for the period	—	—	—	—	—	—	—	—	62,894	62,894
Other comprehensive loss	—	—	—	—	—	—	—	(1,381)	—	(1,381)
Balance at September 30, 2024	320,871	$492,554	$11,645	$—	$13,228	$—	$24,873	$(1,820)	$(34,874)	$480,733

Balance at January 1, 2025	321,678	$494,833	$12,131	$—	$13,051	$—	$25,182	$(3,783)	$(8,787)	$507,445
Equity component of convertible notes issued	—	—	—	—	—	1,000	1,000	—	—	1,000
Hedging gain transferred to inventory	—	—	—	267	—	—	267	—	—	267
Warrants exercised (note 21)	13,810	33,937	—	—	(3,575)	—	(3,575)	—	—	30,362
Options exercised (note 23)	1,711	7,433	(2,234)	—	—	—	(2,234)	—	—	5,199
RSUs issued upon vesting (note 23)	209	821	(821)	—	—	—	(821)	—	—	—
DSUs issued upon vesting (note 23)	152	395	(395)	—	—	—	(395)	—	—	—
Share based payments (note 23)	—	—	3,412	—	—	—	3,412	—	—	3,412
Income for the period	—	—	—	—	—	—	—	—	27,653	27,653
Other comprehensive loss	—	—	—	(1,800)	—	—	(1,800)	(55)	—	(1,855)
Balance at September 30, 2025	337,560	$537,419	$12,093	$(1,533)	$9,476	$1,000	$21,036	$(3,838)	$18,866	$573,483

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 2020, 666 Burrard Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Carlin Complex in Nevada, USA, and the Cerro Quema gold project in Panama. On February 28, 2025, the Company acquired the Musselwhite Mine in Ontario, Canada (note 14).

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these condensed interim consolidated financial statements of the Company in accordance with IAS 34 «Interim Financial Reporting» as issued by the International Accounting Standards Board and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. In these financial statements, $ means United States dollars and C$ means Canadian dollars.

On November 11, 2025, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

(b)	Going concern

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At September 30, 2025, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Principal activity	Ownership	Location
Musselwhite Mine Ltd.	Production	100%	Canada
Minera Camino Rojo SA de CV	Production	100%	Mexico
Gold Standard Ventures (US) Inc.	Exploration	100%	USA
Minera Cerro Quema SA	Exploration	100%	Panama

3.	MATERIAL ACCOUNTING POLICY INFORMATION

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024. The following accounting policies arise as a result of the acquisition of Musselwhite Mine.

(a)	Derivative instruments designated as cash flow hedges

On initial designation of the derivative as a cash flow hedge, the Company documents the relationship between the hedging instrument and hedged item and assesses the effectiveness of the hedging instrument in offsetting the changes in the cash flows attributable to the hedged risk and whether the forecast transaction is highly probable. Subsequent assessments are performed on to determine that the hedging instruments have been effective throughout the reporting periods for which they were designated.

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of hedge reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. If the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are removed from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. This transfer does not affect other comprehensive income.

If the Company expects that some or all of the loss accumulated in the hedge reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Company discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognised in other comprehensive income and accumulated in the hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the cash flow hedge reserve is reclassified immediately to profit or loss.

4.	SIGNIFICANT JUDGEMENTS AND ESTIMATES

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2024. However, our acquisition of the Musselwhite Mine (note 14) during the period required us to make additional judgements and estimates as follows.

(a)	Material accounting policies and judgements adopted in the period

Business combination assessment

Management exercised judgement in determining that the acquisition of Musselwhite Mine met the definition of a business under IFRS 3 «Business Combinations», which resulted in the recognition of identifiable assets acquired and liabilities assumed.

Classification of the gold prepay arrangement

In connection with the acquisition, the Company entered into a gold prepay arrangement whereby an upfront cash payment was received in exchange for the future delivery of gold ounces. We determined that this arrangement represented a contract liability (in other words, a deferred revenue) under IFRS 15 «Revenue from Contracts with Customers», rather than a financial liability under IFRS 9 «Financial Instruments», based on the Company’s contractual obligation, intent, and ability to deliver physical gold, in accordance with the Company’s expected production and sales.

Componentization of the convertible notes

The Company issued convertible notes as part of the financing for the acquisition. Based on our analysis of the terms of the convertible notes, we determined that the instrument should be separated into four components: (i) a host debt liability measured at amortized cost, (ii) a derivative liability for the investor’s conversion feature, (iii) a derivative asset for the Company’s redemption right, and (iv) warrants, which we classified as a financial liability. Judgement was required in identifying, classifying, and measuring each component under IFRS 9 «Financial Instruments» and IAS 32 «Financial Instruments: Presentation».

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Hedge accounting designation

Significant judgment is required in determining whether the forecast Canadian dollar expenditures are highly probable and eligible for hedge accounting, and in assessing whether the designated forward contracts are expected to be highly effective in offsetting changes in the related cash flows.

Functional currency

The acquired entity

Judgement was applied in determining the functional currency of Musselwhite Mine in accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», based on the currency that most faithfully represents the primary economic environment in which Musselwhite Mine operates.

The parent entity

As a result of the financing components undertaken by the parent entity, we also applied judgement in considering and reassessing the functional currency of the parent entity.

Effective February 28, 2025, we concluded that there was a change to the primary economic environment in which the parent company of the group, Orla Mining Ltd, operates. This change was a result of the acquisition of Musselwhite Mine Ltd and the entering into of a gold prepay facility by the parent entity. Accordingly, we expect Orla Mining Ltd will in the foreseeable future conduct the majority of its transactions, including revenues, costs, and financing activities, in US dollars. Consequently, the functional currency of Orla Mining Ltd. was changed from Canadian dollars to United States dollars.

In accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», this change in functional currency is accounted for prospectively from the date of the change. At February 28, 2025, the assets, liabilities, and equity items of Orla Mining Ltd were translated into US dollars using the exchange rate at that date.

(b)	Key Sources of Estimation Uncertainty

Fair value measurement of financial instruments

The valuation of each of the components of the convertible notes, and of the gold prepay arrangement, involved complex models using unobservable inputs, including discount rates, share price volatility, expected lives, and estimated costs of capital, and credit spreads. These estimates could change significantly as market conditions change.

Fair value measurement of derivative instruments designated as cash flow hedges

The fair value of the currency forward contract derivatives is determined using observable forward exchange rates and discount rates at the reporting date. However, the ultimate amount that will be reclassified from other comprehensive income to inventory or profit or loss is subject to estimation uncertainty, as it will depend on the actual exchange rates and the timing and amount of expenditures at the dates of settlement.

Revenue recognition of the gold prepay arrangement

The timing and amount of revenue recognized from the gold prepay is based on estimated future delivery schedules, and discount rates used in the computation of the deferred revenue liability.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Mineral reserves and resources

Estimates of mineral reserves and resources for the Musselwhite Mine were incorporated into our life-of-mine models and are subject to periodic updates. These estimates impact future depreciation and the valuation and timing of site closure obligations.

Rehabilitation and closure provisions

Site closure obligations were remeasured as of the acquisition date at fair value. These estimates involve assumptions regarding timing and cost of closure activities, inflation rates, currency rates, and discount rates.

Deferred income taxes

The recognition of deferred tax liabilities on temporary differences was based on estimates of the underlying tax bases of Musselwhite Mine. Our assessments of the recoverability of any deferred tax assets arising from the acquisition were based on our views of future taxable income and will in future consider additional tax planning strategies. These estimates are sensitive to changes in metal prices, production volumes, and changes in Canadian tax laws and rates.

5.	REVENUE

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Gold	$269,451	$94,791	$661,128	$242,073
Silver	5,522	4,516	18,262	9,082
Revenue	$274,973	$99,307	$679,390	$251,155

Customer A	$28,563	$—	$62,666	$—
Customer B	102,671	46,954	275,930	96,334
Customer C	111,782	41,448	250,778	116,431
Others	31,957	10,905	90,016	38,390
Revenue	$274,973	$99,307	$679,390	$251,155

During the nine months ended September 30, 2025, two customers each contributed more than 10% of total revenues for a combined total of approximately 78% of revenues (three months ended September 30, 2025 – three customers each contributed more than 10% of total revenues for a combined total of approximately 88% of revenues). The Company is not economically dependent on any specific customers for the sale of its product because gold can be sold through numerous gold traders worldwide.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

6.	COST OF SALES

(a)	Operating costs

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Mining and processing costs	$87,898	$20,188	$217,851	$56,065
Refining and transportation costs	3,386	321	7,284	1,077
	$91,284	$20,509	$225,135	$57,142

(b)	Royalties

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Camino Rojo Oxide NSR royalty	$1,607	$1,969	$5,314	$4,976
Mexican Extraordinary Mining Duty	815	497	2,696	1,256
Musselwhite Mine royalty	6,477	—	10,634	—
	$8,899	$2,466	$18,644	$6,232

7.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Camino Rojo	$1,783	$2,508	$5,150	$5,941
Musselwhite Mine	1,827	—	2,246	—
South Railroad	8,031	9,107	17,880	14,802
Cerro Quema	1,030	1,923	5,424	4,003
Other	109	115	371	300
	$12,780	$13,653	$31,071	$25,046

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Office and administrative	$1,252	$1,033	$3,662	$2,739
Professional fees	5,171	1,159	20,439	2,974
Regulatory and transfer agent	155	43	702	369
Salaries and benefits	2,005	1,783	7,483	5,683
	$8,583	$4,018	$32,286	$11,765

9.	INTEREST AND ACCRETION EXPENSE

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Interest expense
Amended Credit Facility (note 17)	$4,133	$—	$10,231	$—
Convertible notes (note 17)	2,269	—	5,277	—
Credit Facility (note 17)	—	1,313	—	4,667
Interest expense on lease liabilities (note 19)	195	42	335	110
Other	89	141	568	362
Interest expense	6,686	1,496	16,411	5,139

Accretion expense
Accretion of site closure provisions (note 20)	753	128	2,079	383
Deferred revenue (note 18)	7,336	122	18,214	366
Convertible notes (note 17)	1,387	—	3,175	—
Credit Facility inception costs (note 17)	98	—	230	—
Accretion expense	9,574	250	23,698	749

Interest and accretion expense	$16,260	$1,746	$40,109	$5,888

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

10.	INVENTORY

	September 30, 2025	December 31, 2024
Current
Stockpiled ore	$5,085	$1,063
In-process inventory	40,382	15,014
Finished goods inventory	8,195	8,520
Materials and supplies	28,101	4,615
Inventory – current	$81,763	$29,212

Long term
Stockpiled ore	$—	$6,924

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months. Included within inventory at September 30, 2025 is $15.7 million of depreciation and depletion (December 31, 2024 — $8.8 million).

11.	VALUE ADDED TAXES RECOVERABLE

	September 30, 2025	December 31, 2024
Canada	$11,522	$153
Mexico	7,497	8,329
	$19,019	$8,482

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Carlin Complex in Nevada, United States, and the Cerro Quema Project in Panama.

	South Railroad	Cerro Quema	Total
At January 1, 2024	160,000	10,000	170,000
Acquisition of Contact Gold Corp.	12,203	—	12,203
Farm out proceeds	(210)	—	(210)
At December 31, 2024	$171,993	$10,000	$181,993
Farm out proceeds	(45)	—	(45)
At September 30, 2025	$171,948	$10,000	$181,948

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

13.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Deferred stripping	Buildings	Machinery and equipment	Other assets	Other right of use assets	Construction in progress	Total
Cost
At January 1, 2024	$127,899	$—	$71,222	$54,052	$3,450	$4,549	$4,881	$266,053
Additions	13,318	—	11	220	20	1,590	15,859	31,018
Transfers	—	—	12,244	2,924	231	—	(15,399)	—
Change in site closure provision (note 20)	1,244	—	—	—	—	—	—	1,244
Derecognition	—	—	—	—	—	(586)	—	(586)
Due to changes in exchange rates	—	—	—	—	(21)	(78)	—	(99)
Disposals	—	—	—	(253)	(145)	(2,240)	—	(2,638)
At December 31, 2024	$142,461	$—	$83,477	$56,943	$3,535	$3,235	$5,341	$294,992
Additions	51,697	4,083	978	3,693	6,300	10,786	11,110	88,647
Transfers	—	—	634	1,440	35	—	(2,109)	—
Acquisition of Musselwhite Mine (note 14)	885,662	—	50,691	155,483	4,506	—	3,466	1,099,808
Change in site closure provision (note 20)	35,328	—	—	—	—	—	—	35,328
Due to changes in exchange rates	—	—	—	—	(1)	(3)	—	(4)
Disposals	—	—	(571)	(2,204)	(60)	(102)	—	(2,937)
At September 30, 2025	$1,115,148	$4,083	$135,209	$215,355	$14,315	$13,916	$17,808	$1,515,834

Accumulated depreciation
At January 1, 2024	$23,485	$—	$15,896	$11,675	$1,268	$2,010	$—	$54,334
Disposals	—	—	—	(253)	(145)	(2,240)	—	(2,638)
Depletion and depreciation	20,338	—	10,699	7,717	663	1,294	—	40,711
At December 31, 2024	$43,823	$—	$26,595	$19,139	$1,786	$1,064	$—	$92,407
Disposals	—	—	(79)	(1,922)	(4)	(38)	—	(2,043)
Depletion and depreciation	76,002	29	11,255	18,415	1,502	1,229	—	108,432
At September 30, 2025	$119,825	$29	$37,771	$35,632	$3,284	$2,255	$—	$198,796

Net book value
At December 31, 2024	$98,638	$—	$56,882	$37,804	$1,749	$2,171	$5,341	$202,585
At September 30, 2025	$995,323	$4,054	$97,438	$179,723	$11,031	$11,661	$17,808	$1,317,038

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

14.	ACQUISITION OF MUSSELWHITE MINE

On February 28, 2025, the Company acquired all the outstanding shares of a wholly-owned subsidiary ("Musselwhite Mine Ltd.") of Newmont Corporation that owned a 100% interest in the Musselwhite Mine in northern Ontario (the "Transaction"). We accounted this acquisition as a business combination under IFRS 3 «Business Combinations».

Consideration for the purchase consisted of an upfront payment of $810 million (subject to customary adjustments for working capital and timing of closing) and up to $40 million in contingent consideration. The upfront payment was financed through the following sources:

•	$250 million from a syndicate of lenders comprised of the Bank of Nova Scotia, the Bank of Montreal, the Canadian Imperial Bank of Commerce and ING Capital LLC, (consisting of $150 million from the Amended Revolving Facility and $100 million from the Term Facility),
•	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders, and
•	$200 million in senior unsecured convertible notes (the “Convertible Notes”).

The contingent consideration consists of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the one-year period ending February 28, 2026, and
•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the one-year period ending February 28, 2027.

The purchase consideration was calculated as follows:

	Preliminary	Provisional Adjustments	Adjusted Preliminary
Upfront cash payments made by the Company	$798,504	$(4,374)	$794,130
Fair value of contingent consideration (note 15(d))	17,000	—	17,000
Total purchase consideration	$815,504	$(4,374)	$811,130

The following table sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on management’s preliminary estimates of fair value:

	Preliminary	Provisional Adjustments	Adjusted Preliminary
Trade and other receivables	$4,271	$365	$4,636
Value added taxes recoverable	1,381	(208)	1,173
Inventory	38,847	—	38,847
Prepaid expenses	142	(58)	84
Property, plant and equipment	1,105,342	(5,534)	1,099,808
Trade payables and accrued liabilities	(45,118)	537	(44,581)
Site closure provision	(52,377)	—	(52,377)
Deferred tax liabilities	(236,984)	524	(236,460)
Total assets acquired and liabilities assumed, net	$815,504	$(4,374)	$811,130

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

The Company incurred acquisition-related costs of $12.0 million during the nine months ended September 30, 2025 which we have included in general and administrative expenses on the income statement.

We advise readers that the accounting for this business combination is incomplete as of the issuance date of these financial statements and that this initial accounting is based on provisional amounts. We will, in future reporting periods up to one year from the acquisition date, retrospectively adjust these provisional amounts to reflect new information we obtain as we complete our valuation procedures related to the assets acquired and liabilities assumed at the acquisition date.

15.	DERIVATIVE CONTRACTS

	Gold forward contracts	Currency contracts	Redemption right asset	Contingent consideration liability	Warrants liability	Total
	(note 15(a))	(note 15(b))	(note 15(c))	(note 15(d))	(note 15(e))
At December 31, 2023	$—	$—	$—	$—	$—	$—
Change in fair value during the period	3,138	—	—	—	—	3,138
At December 31, 2024	3,138	—	—	—	—	3,138
Recognized at February 28, 2025 (note 14)	—	—	18,000	(17,000)	(50,000)	(49,000)
Change in fair value during the period	(26,725)	—	12,000	(19,740)	(66,000)	(100,465)
Settled during the period	23,587	—	—	—	—	23,587
Changes in fair value of hedging instruments	—	(1,800)	—	—	—	(1,800)
Hedging gains and losses transferred to inventory	—	267	—	—	—	267
At September 30, 2025	$—	$(1,533)	$30,000	$(36,740)	$(116,000)	$(124,273)

Presented as:
Current assets	$—	$—	$30,000	$—	$—	$30,000
Current liabilities	—	(1,533)	—	(19,340)	(116,000)	(136,873)
Long term liabilities	—	—	—	(17,400)	—	(17,400)
At September 30, 2025	$—	$(1,533)	$30,000	$(36,740)	$(116,000)	$(124,273)

(a)	Gold forward contracts

During November 2024, the Company entered into a series of gold forward contracts with multiple counterparties, intended to manage the risk of fluctuating gold prices between the date of the announcement of, and date of the closing of, the acquisition of the Musselwhite Mine (note 14). These contracts had a weighted average price per ounce of $2,834 to sell a total of 144,887 ounces between March 2025 and February 2028. We measured these contracts using a discounted cash flow model, incorporating gold forward prices from accepted market resources and discounting based on the 1-Month Term SOFR Zero Rate, adjusted for credit risk. These derivatives were not designated as hedges.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

These contracts were closed out immediately prior to entering into the gold prepay arrangements (note 18(a)).

(b)	Currency forward contracts

The Musselwhite Mine incurs a significant portion of its operating and capital expenditures in Canadian dollars (C$) while its functional and the Company’s presentation currency are United States dollars ($). To mitigate variability in the US dollar equivalent of these forecast C$-denominated expenditures, management entered into a series of forward exchange contracts that have been designated as cash flow hedges of a portion of highly probable forecast C$ expenditures.

The hedging relationships cover a layer of forecast C$ cash outflows expected to occur between July 2025 and August 2026. Under the Company’s risk-management policy, up to 50% of forecast operating expenditures within the next 12 months may be hedged; the designated contracts were executed within these limits.

Each contract has a notional amount of C$12 million and matures monthly. During the nine months ended September 30, 2025, we entered into twelve (12) contracts at various forward rates. Three (3) contracts matured and were settled prior to the reporting period, while eleven (11) contracts remain outstanding with settlement dates between October 2025 and August 2026. The total notional amount outstanding at September 30, 2025, was C$132 million ($97.2 million), with a weighted-average forward rate of C$1.3586 per $1.00.

We recognized the changes in fair value attributable to the effective portion of the hedging relationships since designation, totaling approximately $1.8 million, in other comprehensive income (OCI) within the hedge reserve. We reclassified $0.3 million from OCI to inventory during the quarter as the related hedged purchases occurred when the first three contracts settled.

There was no significant hedge ineffectiveness to recognize in profit or loss during the period, and we expect the remaining hedged forecast transactions to continue to be highly probable.

(c)	Redemption Right

As part of the issuance of the Convertible Notes on February 28, 2025 (note 17(b)), the Company retained a contractual redemption right, under which it may prepay the Convertible Notes at its discretion after the 18-month anniversary of issuance, provided that the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares is at least 130% of the conversion price in effect at the time of redemption.

This embedded redemption feature is considered a derivative instrument that is not closely related to the host debt contract and is accounted for separately under IFRS 9 «Financial Instruments». Accordingly, the redemption right is recognized as a derivative financial asset and measured at fair value through profit or loss.

The fair value of the redemption right considers factors such as the prevailing market price of the Company’s shares, share price volatility, time to maturity, credit risk, and the likelihood of meeting the VWAP redemption condition.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

(d)	Contingent consideration

The consideration for the purchase of Musselwhite Mine Ltd. includes contingent consideration comprising (i) a payment of $20 million if the average spot price of gold exceeds $2,900 per ounce during the one-year period ending February 28, 2026, and (ii) an additional $20 million if the average spot price of gold exceeds $3,000 per ounce during the one-year period ending February 28, 2027. Accordingly, the maximum payment possible under this contingent consideration is $40 million.

In accordance with IFRS 3 «Business Combinations», contingent consideration is recognized at its acquisition date fair value. Subsequent changes in the fair value of contingent consideration that are within the scope of IFRS 9 «Financial Instruments» and do not relate to information existing at the acquisition date are recognized in profit or loss.

We estimated the fair value of the contingent consideration using a Monte Carlo simulation model, which simulates future gold prices under the assumption that gold prices follow a Geometric Brownian Motion in a risk-neutral framework.

(e)	Warrants

Pursuant to the issuance of the convertible notes (note 17), the Company issued 23,392,397 common share purchase warrants on February 28, 2025. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of C$11.50 per common share. The warrants will expire on February 28, 2030.

Under IAS 32 «Financial Instruments: Presentation», the warrants do not meet the criteria for classification as equity because they are denominated in a currency other than the Company’s functional currency. As a result, we account for these warrants as derivative financial liabilities in accordance with IFRS 9 «Financial Instruments» and measure them at fair value through profit or loss at each reporting date. We present the warrant liability as a current liability on our balance sheet.

	Number	Fair value
At January 1, 2025	—	$—
Issued	23,392,397	50,000
Change in fair values during the period	—	66,000
At September 30, 2025	23,392,397	$116,000

The fair value of the warrant liability was estimated using the binomial tree method, using the following key assumptions:

	September 30, 2025		February 28, 2025
Value weighted average price	C$	15.12	C$	10.13
Exercise price	C$	11.50	C$	11.50
Implied volatility		45.0%		37.3%
Risk-free interest rate		2.7%		4.0%
Term to maturity (years)		4.4		5.0

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

16.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
Trade payables and accrued trade liabilities	$57,684	$11,339
Royalties payable	16,081	3,415
Payroll related	15,004	5,547
Current portion of lease obligations (note 19)	4,029	833
Other	2,175	1,460
	$94,973	$22,594

17.	LONG TERM DEBT

	Revolving facility	Term facility	Convertible notes	Total
At January 1, 2024	$88,350	$—	$—	$88,350
Principal repayments during the period	(88,350)	—	—	(88,350)
At December 31, 2024	—	—	—	—
Advances	150,000	100,000	—	250,000
Proceeds for liability component of convertible notes issued	—	—	167,000	167,000
Loan repayments	(30,000)	—	—	(30,000)
Transaction costs paid	(1,186)	—	—	(1,186)
Accretion expense	231	—	3,174	3,405
Interest expense	5,837	4,395	5,277	15,509
Interest paid	(5,837)	(4,395)	(5,277)	(15,509)
At September 30, 2025	$119,045	$100,000	$170,174	$389,219

Current	$—	$20,000	$—	$20,000
Non-current	119,045	80,000	170,174	369,219
	$119,045	$100,000	$170,174	$389,219

(a)	Amended Credit Facility

Background

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

In February 2025, the Revolving Facility was further amended in connection with the acquisition of the Musselwhite Mine. The amended credit facility (the “Amended Credit Facility”) now consists of a $150 million revolving facility (the “Amended Revolving Facility”) and a $100 million term facility (the “Term Facility”) through a syndicate of lenders.

Business terms of the Term Facility

The Term Facility has a three-year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million commencing on December 31, 2025, with the balance repaid at maturity.

Business terms of the Amended Revolving Facility

The Amended Revolving Facility, as well as the interest rates, covenants and other terms of the Amended Credit Facility, are substantially consistent with the Revolving Facility and are discussed below.

The Amended Revolving Facility matures on August 27, 2027.

The applicable interest rate for the Amended Revolving Facility was based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During the three months ended September 30, 2025, the average interest rate paid on the Revolving Facility was 7.4% per annum (three months ended September 30, 2024 – 7.9%).

A standby fee is payable on the undrawn portion of the Amended Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio.

At September 30, 2025, the undrawn amount was $30.0 million. Subsequent to the reporting period, the Company repaid a further $30.0 million of principal.

The Amended Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which are excluded from the collateral. The Company was prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

Covenants

The Amended Credit Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

•	maintaining a leverage ratio at less than or equal to 3.5,
•	an interest service coverage ratio at greater than or equal to 4.0,
•	a tangible net worth greater than or equal to $278.6 million, and
•	minimum liquidity in an amount greater than or equal to $15.0 million.

As at September 30, 2025, the Company was in compliance with these covenants.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

(b)	Convertible notes

Background

On February 28, 2025, the Company issued $200 million of unsecured senior convertible notes on a private placement basis.

Business terms

The convertible notes mature on March 1, 2030, and bear interest at 4.5% per annum, payable quarterly in arrears on March 31, September 30, September 30 and December 31 of each year, beginning March 31, 2025. The convertible notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a conversion price of C$7.90 per share at a fixed exchange rate of 1.40 C$/US$ (approximately US$5.64) per share, subject to certain anti-dilution adjustments.

After August 28, 2026, the Company may redeem the convertible notes at par together with accrued interest, provided that the 20-day volume weighted average price of the Company’s common shares is not less than 130% of the conversion price.

In the event of a change of control, the holders have the right to require the Company to purchase its outstanding convertible notes at a cash purchase price equal to the lesser of (a) all remaining interest payable from the date of redemption up to and including the maturity date plus 100% of the principal amount, and (b) all accrued and unpaid interest on the principal amount up to and including the redemption date plus 104.5% of the principal amount.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Accounting treatment

The convertible note agreement included warrants and a compound financial instrument consisting of a financial liability, a conversion option classified as equity, and a redemption right classified as a derivative asset.

Amount	Component	Initial recognition	Classification
$50,000	Warrants	Estimated fair value	Financial liability at fair value through profit or loss. These are marked to market at each reporting date.
167,000	Host liability	Fair value of the host debt, calculated as the present value of the contractual principal and interest payments over the term of the notes using a discount rate of 8.5%.	Financial liability at amortized cost.
(18,000)	Company’s redemption right	Estimated fair value	Financial asset at fair value through profit or loss. This is marked to market at each reporting date.
1,000	Holders’ conversion right	Residual	Equity
$200,000

18.	DEFERRED REVENUE

	Gold prepay arrangements	Silver stream arrangement	One-off customer prepayments	Total
At December 31, 2024	$—	$8,665	$—	$8,665
Prepayments received	384,402	—	13,495	397,897
Gold delivered	(81,515)	—	—	(81,515)
Accretion expense	17,849	365	—	18,214
At September 30, 2025	$320,736	$9,030	$13,495	$343,261

Current	$121,483	$—	$13,495	$134,978
Non-current	199,253	9,030	—	208,283
	$320,736	$9,030	$13,495	$343,261

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

(a)	Gold prepay arrangements

Background

On February 26, 2025, the Company entered into gold prepay agreements with a syndicate of lenders.

Business terms

Pursuant to these gold prepay arrangements, the Company received an upfront cash payment of $384.4 million and agreed to deliver approximately 4,025 ounces of gold per month from March 2025 through February 2028 for a total of 144,887 ounces. Gold deliveries are settled using production from the Company’s operating mines. Of the upfront proceeds, $23.6 million was used immediately to close out all of the Company’s then-existing gold forward contracts (note 15).

Accounting treatment

The gold prepay arrangements are accounted for as contracts with customers in accordance with IFRS 15 «Revenue from Contracts with Customers», because these contracts will be fulfilled by the Company, over time, by delivering its own production to the counterparties as per the gold prepay arrangement.

The carrying amount of the deferred revenue will be accreted to the estimated transaction price using an average effective interest rate of 8.4%. The estimated transaction price is determined based on the gold forward prices published in the London Bullion Market Association (“LBMA”) Traders Mid forward curve. As gold is delivered to the lenders each month, revenue is credited to profit or loss, and the offsetting amount is charged to deferred revenue.

We continuously evaluate whether the Company will deliver from its own production. Should the Company cash settle these contracts in the future, the accounting for these arrangements will change.

Deliveries during the period

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Ounces delivered into the prepay agreements	12,074	—	28,172	—
Revenue recognized	$35,157	$—	$81,515	$—

As at September 30, 2025, there were a total of 116,715 ounces remaining to be delivered to the syndicate.

(b)	Stream arrangement

Background and business terms

As part of the Gold Standard Ventures Corp acquisition in 2022, the Company assumed the obligation under a silver streaming agreement (the “Silver Stream”), whereby the Company is committed to deliver 100% of the silver produced from the potential South Railroad mine over the life of the mine. In exchange, the investor is required to pay an ongoing cash purchase price equal to 15% of the prevailing market price of silver at the time of each delivery.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Accounting treatment

The streaming arrangement is accounted for as a contract with a customer in accordance with IFRS 15 «Revenue from Contracts with Customers». The carrying amount of the deferred revenue is being accreted to the estimated transaction price using an effective interest rate of 6.5%.

19.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles, and buildings. Leases of mining equipment have lease terms of two years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

	September 30, 2025	December 31, 2024
Beginning of year	$2,179	$2,908
Acquisition of Contact Gold Corp.	—	27
Additions	10,787	1,590
Interest expense (note 9)	335	160
Lease payments	(1,861)	(1,511)
Derecognition	(64)	(586)
Due to changes in exchange rates	(38)	(409)
End of period	$11,338	$2,179

Current	$4,029	$833
Non-current	7,309	1,346
	$11,338	$2,179

(b)	Lease expenses recognized

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Interest on lease liabilities	$195	$42	$335	$110
Variable lease payments not included in the measurement of lease liabilities	4,377	5,449	15,796	13,033
Expenses relating to short-term leases	464	66	2,366	244
Expenses relating to leases of low-value assets, excluding short-term leases	1	—	26	22
	$5,037	$5,557	$18,523	$13,409

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

20.	SITE CLOSURE PROVISIONS

	Musselwhite Mine	Camino Rojo	Nevada projects	Cerro Quema Project	Total
At January 1, 2024	$—	$4,826	$2,098	$500	$7,424
Acquisition of Contact Gold Corp.	—	—	156	—	156
Changes in cost estimates	—	1,244	433	—	1,677
Accretion during the period (note 9)	—	483	21	—	504
At December 31, 2024	—	6,553	2,708	500	9,761
Acquisition of Musselwhite Mine (note 14)	52,377	—	—	—	52,377
Required remeasurement under IAS 37	34,409	—	—	—	34,409
Changes in cost estimates	346	573	417	—	1,336
Accretion during the period (note 9)	1,614	391	74	—	2,079
At September 30, 2025	$88,746	$7,517	$3,199	$500	$99,962

As at September 30, 2025, the site closure provisions for the Musselwhite Mine were measured using a long-term risk-free discount rate of 3.2% in accordance with IAS 37 «Provisions, Contingent Liabilities, and Contingent Assets».

We initially recognized the obligation at fair value on the acquisition date using a market-based discount rate, as required by IFRS 3 «Business Combinations». The subsequent remeasurement under IAS 37 «Provisions, Contingent Liabilities, and Contingent Assets» resulted in a $34.4 million increase in the provision, solely attributable to the change in discount rate methodology between the two accounting standards. There were no changes to the underlying estimated reclamation and closure costs.

		Estimated settlement dates	Undiscounted risk-adjusted cash flows	Inflation rate	Discount rate
September 30, 2025	Musselwhite Mine	2029 to 2074	$100,367	2.0%	3.2%
	Camino Rojo	2033 to 2047	$12,758	3.7%	8.5%
	Nevada projects	2037 to 2039	$3,289	2.4%	4.0%
	Cerro Quema		$500	—	—

December 31, 2024	Camino Rojo	2033 to 2047	$11,085	4.0%	9.5%
	Nevada projects	2037 to 2039	$2,780	2.4%	3.9%
	Cerro Quema		$500	—	—

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

21.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the period.

Warrants classified as equity

Expiry date	Exercise price		December 31, 2024		Issued		Exercised		September 30, 2025
December 18, 2026	C$	3.00		25,540,000		—		(13,679,500)		11,860,500
February 23, 2026	C$	7.94		315,000		—		(130,725)		184,275
Shares issuable upon exercise				25,855,000		—		(13,810,225)		12,044,775

Weighted average exercise price			C$	3.06	C$	—	C$	3.05	C$	3.08

The warrants outstanding at December 31, 2024, were issued when the parent entity’s functional currency was Canadian dollars. Effective February 28, 2025, the functional currency of the parent entity changed to US dollars. However, there were no changes to the contractual terms of the warrants. Consequently, these warrants continue to be accounted for as equity.

Subsequent to the reporting period, the Company issued 2,336,150 common shares for proceeds of $5.0 million pursuant to the exercise of warrants.

Warrants classified as financial liabilities

Expiry date	Exercise price		December 31, 2024		Issued		Exercised		September 30, 2025
February 28, 2030 (note 14)	C$	11.50		—		23,392,397		—		23,392,397
Shares issuable upon exercise				—		23,392,397		—		23,392,397

Weighted average exercise price			C$	—	C$	11.50	C$	—	C$	11.50

Because the parent entity’s functional currency was US dollars when these warrants were issued and these warrants are exercisable in Canadian dollars, we concluded these were financial liabilities.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

22.	EARNINGS PER SHARE

Earnings per share has been calculated using the weighted average number of common shares outstanding for the three and nine months ended September 30, 2025 and 2024 as follows:

(a)	Basic

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Income for the period	$49,273	$21,144	$27,653	$62,894
Weighted average number of common shares (thousands)	328,626	320,336	325,321	317,830
Basic earnings per share	$0.15	$0.07	$0.09	$0.20

(b)	Diluted

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Income for the period - basic	$49,273	$21,144	$27,653	$62,894
Interest on convertible notes (note 9)	3,656	—	—	—
Income for the period - diluted	$52,929	$21,144	$27,653	$62,894

Weighted average number of common shares (thousands)	328,626	320,336	325,321	317,830
Dilutive potential ordinary shares
Warrants	21,990	11,881	20,458	11,588
Options	1,136	523	1,391	750
RSUs	708	482	715	472
DSUs	818	895	892	832
Bonus shares	500	500	500	500
Convertible note shares	35,443	—	—	—
Weighted average number of ordinary shares	389,221	334,617	349,277	331,972

Diluted earnings per share	$0.14	$0.06	$0.08	$0.19

Potential ordinary shares arising from conversion of convertible notes (27,913,000) was not included in the calculation of diluted loss per share for the nine months ended September 30, 2025, because their effect would have been anti-dilutive.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

23.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended September 30		Nine months ended September 30
Share-based payments expense	2025	2024	2025	2024
Stock options (note 23(a))	$416	$316	$1,001	$915
Restricted share units (note 23(b))	728	354	1,725	987
Deferred share units (note 23(c))	—	—	689	731
Performance share units (note 23(d))	(62)	42	2,566	333
Share based payments expense	$1,082	$712	$5,981	$2,966

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	Nine months ended September 30
	2025			2024
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	3,570,471	C$	4.95	5,523,297	C$	4.93
Granted	491,412		13.63	651,955		5.13
Exercised	(1,710,947)		4.33	(1,406,407)		2.64
Expired, forfeited or cancelled	(46,204)		5.69	(1,091,911)		7.86
Outstanding, September 30	2,304,732	C$	7.26	3,676,934	C$	4.97

Vested, September 30	1,208,191	C$	5.59	2,303,882	C$	4.62

The stock options granted during the nine months ended September 30, 2025 had a grant date fair value of C$2.7 million ($1.9 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date ranging from C$13.10 to C$15.18, expected volatility 48%, expected life - 5 years, risk free interest rates ranging from 2.7% to 3.0% and expected dividends – nil.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

	Nine months ended September 30
Number of RSUs outstanding:	2025	2024
Outstanding, January 1	821,040	580,219
Awarded	392,246	409,014
Vested and settled	(208,738)	(139,200)
Forfeitures	(33,685)	(6,850)
Outstanding, September 30	970,863	843,183

		Number vesting in the year
Number of RSUs outstanding:	Total	2024	2025	2026	2027	2028
Outstanding, September 30, 2024	843,183	—	478,326	230,047	134,810	—
Outstanding, September 30, 2025	970,863	—	266,003	344,311	249,434	111,115

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. As at September 30, 2025, all RSU’s outstanding were accounted for as equity-settled.

During the nine months ended September 30, 2025 and 2024, there were no RSUs settled in cash.

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

	Nine months ended September 30
Number of DSUs outstanding:	2025	2024
Outstanding, January 1	894,903	701,927
Awarded and vested immediately	75,570	192,976
Settled	(152,507)	—
Outstanding, September 30	817,966	894,903

Vested, September 30	817,966	894,903

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

We recognize share-based compensation expense related to these PSUs over the vesting period. We charge or credit to earnings at each reporting period the change in fair value of the PSU liability. This fair value is generally dependent on quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

We valued our PSU liabilities using a Monte Carlo model leading to a standard error of less than 1%. As at September 30, 2025, the PSU liability totaled $4.2 million of which $1.5 million was included in trade payables and accrued liabilities and $2.7 million was included in other long term liabilities (December 31, 2024 – $1.5 million included under long term liabilities).

On March 28, 2025, the Company awarded a total of 160,637 PSUs.

	Nine months ended September 30
Number of PSUs outstanding:	2025	2024
Outstanding, January 1	522,876	198,737
Awarded during the period	160,637	324,139
Outstanding, September 30	683,513	522,876

Vested, September 30	—	—

(e)	Bonus shares

There are 500,000 common shares which were awarded to the non-executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

24.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
Fairfax Financial Holdings Limited, together with its subsidiaries	Shareholder with significant influence over the Company as a result of its existing and exercisable potential voting rights.

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Salaries and short term incentives	$467	$387	$3,236	$2,647
Directors’ fees	134	149	423	449
Share based payments	358	300	1,654	1,629
	$959	$836	$5,313	$4,725

(b)	Transactions

During the nine months ended September 30, 2025, the Company paid $4.0 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries (note 17(b)).

The Company had no other material transactions with related parties other than key management personnel during the nine months ended September 30, 2025, and 2024.

(c)	Outstanding balances at the reporting date

As at September 30, 2025, subsidiaries of Fairfax Financial Holdings Limited held $150.0 million in convertible notes (note 17(b)).

Key management personnel estimated accrued short term incentive compensation totaled $1.2 million and is included in accrued liabilities (December 31, 2024 – $1.3 million).

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

25.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash

Cash consists of bank current accounts and cash on hand.

(b)	Income taxes related operating cash flow items

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Income tax expense	$28,054	$27,533	$95,222	63,213
Income taxes paid	(316)	(217)	(35,348)	(14,492)
Income tax instalments paid	(20,041)	(8,809)	(40,027)	(15,534)
Tax related cash flow items	$7,697	$18,507	$19,847	$33,187

(c)	Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Accounts receivable and prepaid expenses	$612	$(2,193)	$(7,374)	$(2,318)
Inventory	(3,563)	447	237	980
Valued added taxes recoverable	(255)	(1,116)	(8,667)	2,721
Trade payables and accrued liabilities	13,438	3,574	24,012	1,579
Changes in non-cash working capital	$10,232	$712	$8,208	$2,962

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

(d)	Non-cash investing and financing activities

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$147	$261	$2,234	$985
Warrants exercised, credited to share capital with an offset to reserves	3,149	226	3,575	539
Common shares issued on maturity of RSUs and DSUs, credited to share capital with an offset to reserves	—	—	1,216	623

Investing activities
Initial recognition of right of use assets, with an offset to lease obligation	2,848	1,201	10,786	1,201

26.	SEGMENT INFORMATION

(a)	Geographic segments

The Company’s geographic segments align very closely with its reportable operating segments. We conduct our activities in four geographic areas: Canada, Mexico, USA, Panama, and our corporate offices are in Canada.

(b)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions.

At the end of last fiscal year, the Company had four operating segments: (1) the Camino Rojo Mine, (2) the Nevada projects, (3) the Cerro Quema project, and (4) the corporate office. As a result of the Musselwhite Mine, the Company now has five operating and reportable segments.

The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Income (loss) for the period by segment

Nine months ended September 30, 2025	Mussel- white Mine	Camino Rojo	South Carlin Complex	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue (note 3)	$292,242	$269,552	$—	$—	$117,596	$679,390
Intersegment revenue	130,361	—	—	—	(130,361)	—
Operating costs	(160,958)	(64,177)	—	—	—	(225,135)
Royalties	(10,634)	(8,010)	—	—	—	(18,644)
Exploration and evaluation expenses (note 7)	(2,246)	(5,150)	(17,880)	(5,424)	(371)	(31,071)
General and administrative expenses (note 8)	—	—	—	—	(32,286)	(32,286)
Segment profit (loss) as provided to the CODM	248,765	192,215	(17,880)	(5,424)	(45,422)	372,254
Reconciling items to net income before tax expense
Depletion and depreciation						(101,067)
Interest income						5,774
Depreciation						(366)
Share based payments (note 23)						(5,981)
Interest and accretion expense						(40,109)
Fair value adjustments on financial instruments						(100,465)
Foreign exchange and other gain (loss)						(7,165)
Income before tax expense, for the period						$122,875

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

Nine months ended September 30, 2024	Mussel- white Mine	Camino Rojo	South Carlin Complex	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue (note 3)	$—	$251,155	$—	$—	$—	$251,155
Operating costs	—	(57,142)	—	—	—	(57,142)
Royalties	—	(6,232)	—	—	—	(6,232)
Exploration and evaluation expenses (note 7)	—	(5,941)	(14,802)	(4,003)	(300)	(25,046)
General and administrative expenses (note 8)	—	—	—	(174)	(11,591)	(11,765)
Segment profit (loss) as provided to the CODM	—	181,840	(14,802)	(4,177)	(11,891)	150,970
Reconciling items to net income before tax expense
Depletion and depreciation						(29,971)
Interest income						9,036
Depreciation						(374)
Share based payments (note 23)						(2,966)
Interest and accretion expense						(5,888)
Foreign exchange and other gain (loss)						5,300
Income before tax expense, for the period						$126,107

The Company had not yet acquired the Musselwhite Mine as of the end of the prior year comparative period ended March 31, 2024. Consequently, nil amounts are presented for the Musselwhite Mine in the above table.

Assets by geographic segment

At September 30, 2025	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$1,117,311	$188,903	$8,998	$—	$1,826	$1,317,038
Exploration and evaluation properties	—	—	$171,948	$10,000	—	$181,948
Total assets	$1,303,902	$402,161	$182,443	$10,822	$74,211	$1,973,539

At December 31, 2024	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	—	$201,417	$613	$—	$555	$202,585
Exploration and evaluation properties	—	—	$171,993	$10,000	—	$181,993
Total assets	—	$378,619	$173,260	$10,809	$35,661	$598,349

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

27.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration, and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

28.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1. The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

The carrying value of cash, trade and other receivables, and restricted cash approximates the fair value due to the short-term nature of the instruments.

At September 30, 2025, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	FVTPL	$326,920	$326,920	$—	$—
Accounts receivable	FVTPL	1,421	60	1,361	—
Derivative assets	FVTPL	30,000	—	30,000	—
Restricted cash	Amortized cost	773	773	—	—
		$359,114	$327,753	$31,361	$—

Financial liabilities
Derivative liabilities (note 15)	FVTPL	154,273	—	154,273	—
Credit facility	Amortized cost	219,044	—	—	220,000
Convertible notes	Amortized cost	170,175	—	—	170,175
		$543,492	$—	$154,273	$390,175

At December 31, 2024, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	FVTPL	$160,849	$160,849	$—	$—
Accounts receivable	FVTPL	65	65	—	—
Derivative assets	FVTPL	3,387	—	3,387	—
Restricted cash	Amortized cost	763	763	—	—
		$165,064	$161,677	$3,387	$—

Financial liabilities
Derivative liabilities	FVTPL	249	—	249	—
		$249	$—	$249	$—

The fair value of the Credit Facility is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk. The fair value of trade receivables from provisional invoices for concentrate sales is determined using quoted forward rates derived from observable market data based on the month of expected settlement.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

The fair value of the Credit Facility at September 30, 2025 was estimated at $220.0 million using a discount rate of 7.4%.

We determined that no transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

29.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Musselwhite Mine, Camino Rojo and South Railroad. At September 30, 2025, these outstanding purchase orders and contracts totaled approximately $24.7 million (December 31, 2024 – $0.6 million).

The Company is committed to making severance payments totaling approximately $9.1 million (December 31, 2024 – $5.8 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to tonnes of waste material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2025 and 2024
(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

30.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) Ontario mining tax, (iii) special mining duty ("SMD") on income subject to SMD, and (iv) withholding taxes attributable to intercompany dividends and interest charged on intercompany loans to the Mexican operating company, as well as (v) deferred income tax, (vi) deferred Ontario mining tax and (vii) deferred special mining duty.

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Current income tax	$19,062	$18,826	$69,508	$38,960
Mexican 8.5% Special Mining Duty	4,181	5,051	14,758	12,292
Ontario Mining Tax	4,179	—	8,550	—
Withholding tax	317	217	3,884	827
Deferred income tax (recovery)	27	2,932	(1,542)	10,276
Deferred Mexican 8.5% Special Mining Duty	254	507	(193)	858
Deferred Ontario Mining Tax	34	—	257	—
Tax expense	$28,054	$27,533	$95,222	$63,213

The Mexican Special Mining Duty changed from 7.5% to 8.5% effective January 1, 2025.

31.	EVENTS AFTER THE REPORTING PERIOD

(a)	Revolving facility principal payment

Subsequent to the reporting period, the Company made a principal repayment of $30 million on the Revolving Facility (note 17(a)).

(b)	Exercise of warrants

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 21(b)).